UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

NV REIT LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12089

Delaware (State or other jurisdiction of incorporation or organization)	88-4084839 (IRS Employer Identification Number)

5227 N. 7th Street, Phoenix, AZ (Address of principal executive offices)	85014 (Zip Code)

(602) 714-1555
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We believe interest rates will rise” is an example of a forward-looking statement.

Because we are talking about a new business, many of the statements in this Offering Circular are forward-looking statements.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe interest rates will rise” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all the things we talk about in “RISKS OF INVESTING.”

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law.

Given The Risks And Uncertainties, Please Do Not Place

Undue Reliance On Any Forward-Looking Statements

OUR COMPANY AND BUSINESS

Overview

The Company was formed to invest in multifamily real estate projects in and around metropolitan areas. We expect to invest approximately 75% of the Company’s portfolio in stabilized multifamily real estate with stable cash flows and approximately 25% in a combination of existing multifamily projects where we believe we can add significant value (often referred to as “value-add” opportunities) and ground-up multifamily projects.

Management

The Company is managed by Neighborhood Management LLC, an Arizona limited liability company, which we refer to as the “Manager.” The LLC Agreement generally gives the Manager exclusive control over all aspects of the Company’s business. Other members of the Company, including Investors who purchase Class A Investor Shares in the Offering, generally have no right to participate in the management of the Company.

There is only one exception to this rule: the owners of the Class A Investor Shares may, in some situations, remove the Manager for cause. For more information, see “SUMMARY OF OUR LLC AGREEMENT AND AUTHORIZING RESOLUTION – MANAGEMENT.”

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated September 9, 2022 (the “LLC Agreement”). A copy of the LLC Agreement is attached as Exhibit 1A-2B.

Investment Strategy

The Company intends to invest in the following types of multifamily projects:

•Projects that are stabilized and produce positive cash flow – typically turn-key properties (“Type A Projects”); and

•Existing projects where we believe we can add significant value and ground-up projects – typically properties in need of development and construction (together, “Type B Projects”).

The Company plans to invest approximately 80% of its capital in Type A Projects and 20% in Type B Projects.

All investments in Type B Projects will be made in the form of “mezzanine debt.” By that we mean loans with the following characteristics:

•Unsecured

•A term of 2-3 years

•An interest rate of approximately 9-15% based on current market conditions which are reviewed quarterly

Mezzanine loans may also be made to Type A Projects.

Mezzanine loans will not make up more than 20% of our total assets.

We plan to acquire 10 - 15 Type A Projects and hold them for 10 years or more. We intend to acquire projects that will yield an annual cash-on-cash return of between 5% and 7% and appreciate in value by approximately 4% per year.

The Company’s overall strategy is:

•Identify properties that are producing strong cashflow in the Company’s target markets;

•Purchase and maintain properties while increasing rents to match the market rates and optimize cash flow; and

•Participate in value-add and ground-up projects with strong projected internal rates of return.

The Company might also purchase, build, or invest in other kinds of properties, beyond multifamily properties, so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.

The UpREIT Structure and NV REIT Partnership LLC

The Company formed a new entity, NV REIT Partnership LLC, a Delaware limited liability company (the “Partnership”). The Partnership is governed by a Limited Liability Company Agreement dated June 5, 2024 (the “Partnership LLC Agreement”). A copy of the Partnership LLC Agreement is attached as Exhibit 1A-2D.

The Partnership was formed to invest in and hold the Company’s investments in Type A Projects. To that end, the Company has transferred all its Type A Projects to the Partnership and expects to acquire all future Type A Projects in the Partnership, rather than in the Company itself. This structure, where a real estate investment trust owns assets through an entity it controls, is often referred to as an “UpREIT” structure, an acronym for “Umbrella Partnership Real Estate Investment Trust.” The Company will acquire Type B Projects in its own name, rather than through the Partnership.

The Company serves as the sole manager of the Partnership and holds a special class of its stock, as discussed below.

Section 721 of the Internal Revenue Code allows an owner of real estate to transfer the real estate to the Partnership in exchange for shares in the Partnership, tax-free. For example, suppose Ms. Smith has owned an apartment complex for 35 years. She is tired of managing the complex herself yet is reluctant to sell because of the tax liability she would incur. Code section 721 allows Ms. Smith to transfer the apartment complex to the Partnership without paying tax. The Partnership will also take management responsibility off her hands and allow her to diversify her real estate holdings.

The tax treatment afforded by Code section 721 is, in fact, the driving force behind the UpREIT structure.

The Partnership currently has three types of ownership interests:

•Class A Shares:  Class A Shares will be owned by anyone (other than the Company) who contributes real estate or money to the Partnership. Note that these are different from the Class A Investor Shares offered in this Offering.

•Class B Shares:  Class B Shares will be owned only by the Company.

•Class C Shares:  Class C Shares will be owned only by our Manager, Neighborhood Management LLC.

Distributions from the Partnership, as more fully described in the Partnership LLC Agreement, will flow in a similar manner as distributions from the Company, and will fall into two categories: distributions attributable to the net cash flow of the Partnership from day-to-day operations, if any; and distributions attributable to the sale or refinancing of a Type A Project owned by the Partnership.

The operating cash flow will be first distributed to those members who have contributed money or capital (the “Contributing Members”), which includes the Company, until they have received a cumulative, non-compounded 6% return on their contributions. Thereafter, the cash flow will be distributed 80% to the Contributing Members and 20% to Neighborhood Management LLC.

The proceeds from a sale or refinancing of a Type A Project will be first distributed to the Contributing Members until they have received that same 6% return, then to Contributing Members until they have received a complete return on their invested capital. Any remaining proceeds will be distributed 80% to the Contributing Members, and 20% to the Company and Neighborhood Management LLC.

At any time, an owner of the Partnership’s Class A Shares may exchange those Class A Shares for Class A Investor Shares of the Company. The exchange would be made based on the fair market value of both securities at the time.

Owners of the Company’s Class A Investor Shares, the security being offered in this Offering, will receive exactly the same distributions via the Partnership as if the properties were owned directly by the Company.

Due Diligence Process

When the Company identifies a property it is interested in acquiring, the Manager reviews all financials available. These financials include all current leases, tenant rolls, income and expenses. The Manager partners with appropriate inspectors and walks the property. Together, they determine the physical condition of the property and attain a property valuation. The Company examines the property’s history of leases, renovations, repairs, the overall condition of the property, and reviews the environmental impact potential renovations may have in the area.

The Company compares the property to other similar properties in the market to determine potential value growth. Other features the Company examines when evaluating a potential property is the walkability of the property/neighborhood, the property’s proximity to shopping, employment centers, the quality of its school districts, and the crime rates within its neighborhoods.

Once the Manager has completed the due diligence process listed above, we secure the necessary financing to purchase the property and act as signor on behalf of the Company.

Investment Parameters

Geographically, we intend to focus on core and core+ areas that are walkable, near employment centers, and public transportation. Downtown areas are prime locations for such investments. These features can attract our target tenant demographic.

The multifamily market consists of three building sizes:  small, medium, and large. Small buildings, ranging from 4 - 50 units, are usually purchased by individual buyers. Large buildings typically consist of at least 200 units and are often purchased by institutional buyers. We plan to invest in medium buildings ranging from 50 - 200 units. This market  is typically too expensive for an individuals and too small for institutions.

Geographic Focus

Projects will be located in the Mountain West region and the Sunbelt states, AZ, NV, UT, CO, ID, TX, GA, FL, NC, SC, TN, LA, AL, MS. Target areas are popular migration states due to relative affordability compared to other popular areas such as New York, Illinois, and California.

Use of Leverage

We expect to borrow money to buy and/or renovate projects. For Type A projects we expect a loan-to-value ratio of approximately 55% to 65%, and for Type B projects a loan-to-value-as-completed ratio of approximately 65% to 75%.

The Multifamily Market

The National Multifamily Housing Council and National Apartment Association shared that the United States would need approximately 4.3 million new apartments by 2035 to meet the rising demand for housing. One contributing factor in the current supply/demand imbalance was the 2008 recession, which significantly slowed new building projects.1

Another more recent and significant factor is the move to remote work as a result of the Covid-19 pandemic. The workforce gained the ability to move to different areas while continuing to access employment opportunities from population hubs such as New York, Chicago, and Los Angeles. This sparked massive migration patterns to states that offer a higher quality of life with a lower cost of living.

Millennials, the largest generation in U.S. history, are driving multifamily occupancy retention by prioritizing flexible luxury lifestyles over settling down and beginning families. According to Apartment List’s 2022 Millennial Homeownership Report, one in four millennials (or approximately 18 million people) indicated that they planned to be “forever renters.”2

Inflation and high interest rates minimize competition from smaller companies in the multifamily market. Housing shortages will continue to drive multifamily demand and high occupancy rates, even as rents rise, making it a stable asset for investors as noted by 3rd party expert ABI Multifamily.

The Competitive Landscape

We compete with many other entities engaged in real estate investment activities. These included individuals, corporations, banks, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase the volume raised on our platform.

Competition could result in reduced fees, reduced volume, or the failure to achieve/maintain acceptance in a widespread market. We may experience new competition in the future from more established companies that may possess substantial financial resources, established distribution channels, and large, existing customer bases. If any of these companies or any major financial institution decided to enter the online investment business, acquire on of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised, and our operating results could be harmed.

1 https://www.globest.com/2022/07/28/the-us-will-need-more-than-4m-new-apartments-by-2035/

2 https://www.apartmentlist.com/research/millennial-homeownership-2022

Most of our current or potential competitors have significantly more financial, marketing, technical, and other resources than we do. They may be able to devote greater resources to the development, promotion, sale, and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced, and you may experience a lower return on your investment.

Our potential competitors may also have more extensive customer bases, broader customer relationships than we have, greater brand recognition, and longer operating histories. These competitors may be better able to develop new products, and respond quickly to new technologies, and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If the Company is unable to compete with such companies and meet the need for innovation, the demand could stagnate or substantially decline.

The Multifamily real estate market is prone to certain risks within the current market. These risks include an increased cost of building materials, supply chain demands, labor shortages, rising interest rates, and an increasing supply of Multifamily housing.

Our strengths include a management team with decades of experience, which created an expansive network that fuels the deal pipeline. The Company also has an in-house construction team which minimizes the need to compete for labor. The Company has direct access to the head of multiple suppliers which allows our team to have priority selection on supplies.

The Company also plans to expand its portfolio of offerings in regards to project types and locations. Potential projects may include building ground-up Multifamily projects and purchasing properties with higher unit quantities. The Company may take this opportunity to expand its deal pipeline across the Mountain West, and Sunbelt Markets.

Allocation of Projects Among the Company and Other Entities

The Manager might form other entities in the future with investment criteria and goals similar to those of the Company. Having done so, the Manager might identify a project appropriate for both the Company and the new entity. To decide the best fit, and whether the Company or the other entity purchases the project, the Manager would consider the following factors, among others:

•Geographic Markets: If we already have a number of properties in Y market for Company A, we may instead put the “New Property” located in Y market into Company B.

•Risk: We will balance the weight of each company’s portfolio with high risk/reward and low risk/consistent return properties.

•Type of property: If Company A has more commercial buildings than Company B, we may put the next commercial building in Company B.

•Size of the Property: If Company A has larger buildings than Company B, we may choose to add a larger building, or multiple smaller buildings, to Company B.

•Quality of the property: If Company A has a balanced range of high/mid quality properties, we may choose to add a high or mid quality property to Company B for balance.

•Potential Return: If Company A has a larger proportion of potential high return properties, we may choose to add the upcoming potential high return property to Company B.

If, in the end, a new project makes equal sense in either the Company or another entity controlled by the Manager, it is also possible that multiple portfolios will invest.

Term of the Company

We intend to operate the Company in perpetuity.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

The Company was created on September 7, 2022, to invest in multifamily real estate projects in and around metropolitan areas.

As of December 31, 2024, the Company had invested a total of $2,682,600 in NV REIT Operating Partnership and $793,775 in 2 Type B Projects:

Name of Project	Amount of Investment	Nature of Investment
NV REIT Operating Partnership	$2,682,600	Equity
Venture on 17th LLC	$703,775	Loan
Venture on 36th St LLC	$90,000	Loan

As of December 31, 2024, we had cash balances, including cash equivalents, of $266,238 and the book value of our assets was $7,560,051.

During the period from January 1, 2024, through December 31, 2024 (the “Operating Period”), the Company received the following distributions from these projects:

Venture on Williams	$ 40,345.33	22%
NV REIT Partnership	$ 52,700.83	28%
Venture on 17th	$ 88,254.25	48%
Venture on 36th	$ 3,092.12	2%
Total	$ 184,392.53	100%

During the Operating Period, the Company distributed $164,244in cash to its shareholders.

Liquidity and Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in this Offering by selling Class A Investor Shares to Investors. As of December 31, 2024, we had raised $4,217,794.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We also expect to borrow money to finance a portion of the costs of buying and renovating property.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Plan of Operation

Having raised capital in the Offering, the Company will operate in the manner described in “OUR COMPANY AND BUSINESS.”

Whether we raise $75,000,000 in the Offering or something less, we believe the proceeds of the Offering will satisfy our cash requirements. If we raise less than $75,000,000, we will simply make fewer investments. Although we might decide to raise more capital, we know of no reason why we would need to.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities.

●

Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as investing in Arizona multifamily markets with strong fundamentals. This includes markets with high occupancy rates, job growth, and rising incomes. These markets are more likely to be able to support higher rents, even if interest rates rise.

●

Investment capital flowing into multifamily has increased substantially, making it increasingly competitive to source attractive investment opportunities. Additionally, rising interest rates may negatively impact the selling price of certain of our assets.

●

Arizona, and Phoenix in particular, faces challenges related to water scarcity. This could impact the long-term sustainability of the city's growth and development, including the multifamily housing market.

●

While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward.

Among these reasons are the following factors:

o

Phoenix has experienced significant job growth in recent years, driven by the technology, healthcare, and manufacturing industries. This growth has attracted a large number of people to the area, increasing demand for housing, including multifamily units.

	o	Millennials and Gen Z: These generations are more likely to rent than own homes, especially in high-cost cities. This trend is driving the growth of the multifamily housing market.

o

Remote Work and Lifestyle Changes: The rise of remote work has allowed people to live in more affordable suburban or rural areas, but many still prefer the amenities and social aspects of city living. This trend is driving demand for multifamily housing in secondary cities and suburbs.

o

Compared to other major cities, Phoenix is still relatively affordable, making it an attractive destination for both residents and businesses. This has contributed to the strong growth of the multifamily housing market.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

OUR MANAGEMENT TEAM

Names, Ages, Etc.

Directors/Managers

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Jamison Manwaring	CEO/Co-Founder*	43	Indefinite	Full Time
John Kobierowski	President of Real Estate/Co-Founder*	55	Indefinite	Full Time

*Mr. Manwaring and Mr. Kobierowski are officers of the Manager.

Significant Employees

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Heidi Butler	Director of Finance	28	At Will	Full Time*
Heather Andrews	Property ManagerDe	44	At Will	Full Time*
Bart Diehl	Director of Investor Relations	28	At Will	Full Time*
Danny Parra	Construction Manager	55	At Will	Full Time*
Colby Butler	Tech Operations Analyst	28	At Will	Full Time*
Amanda Schwicht	Financial Analyst	29	At Will	Full Time*

* Employees are employed by the Manager rather than by the Company directly.

Business Experience

Jamison Manwaring

Jamison Manwaring is the Co-founder, Managing Partner, and CEO of Neighborhood Ventures, the owner of Neighborhood Management. He graduated from the University of Utah with a BS in Finance, and in 2020 he was selected as Phoenix Business Journal’s 40 under 40.

Jamison’s previous work experience includes being a technology analyst at Goldman Sachs, where he participated in over a dozen software IPO’s including Tableau, Alarm.com, and LifeLock. After which, he served as the Vice President of Investor Relations at LifeLock and assisted the company in its successful sale to Symantec in February of 2017.

John Kobierowski

John Kobierowski is the Co-founder, Managing Partner, and President of Real Estate at Neighborhood Ventures. He is also the CEO/President of ABI Multifamily and the owner of The Grid Works co-workspace in Uptown Phoenix. In 2020 he became a contributing member of the Forbes Real Estate Council.

John graduated from Arizona State University with a BS in Liberal Arts with a minor in Business focused on Engineer and Architecture. Over the course of his career, he has personally closed over 1,400 multifamily transactions, developed over 800 condominium units, and owned over 1,000 apartment units, homes, and condominiums.

Bart Diehl

Prior to joining the Neighborhood Ventures team, Bart used his legal and business expertise, as a business consultant, providing guidance and advice to a range of companies, from startups to established firms on issues pertaining to compliance, marketing, and sustainable growth. In addition to his consulting work, he decided to pursue his own entrepreneurial venture and launched a supplement line for high-quality supplements where he serves as Co-Founder today.

Bart obtained his Bachelor of Arts in Entrepreneurship from North Central College and obtained his Juris Doctorate from Thomas Jefferson School of Law.

Heidi Butler

Before joining Neighborhood Ventures, Heidi was a Keynote Speaker in a national conference about improving education in our public schools. She studied finance for 2 years at Brigham Young University–Idaho and is currently a student at Arizona State University majoring in Corporate Accounting.

During her time at Neighborhood Ventures Heidi has developed several departments and is now focused on overseeing accounting and operations within the company.

Heather Andrews

Prior to joining the Neighborhood Ventures team Heather studied Art History at Arizona State University and worked as a Research Assistant and Project Manager for an ASU Professor and Multimedia Artist. For the last 20 years, Heather built a career as a Household Manager & Executive Nanny for high-net-worth families primarily, based in New York City.

Within Neighborhood Ventures, Heather handles communications with investors to ensure a consistent standard of high-quality service. She has a deep understanding of investor needs and quickly collaborates with other members of the team for any elevated issues.

Danny Parra

Danny began construction with a remodeling company. During his time there, he ran the customer service department and later transitioned into the superintendent for that developer. He took the next 10 years to build his career as an independent contractor.

Since joining Neighborhood Ventures in 2018, he has taken the lead and has successfully renovated 10 of our projects. His drive and focus as a construction project manager have made him stand out as a core member of our tenured team.

Colby Butler

As the Tech Operations Analyst, Colby oversees and manages the rollout of our software programs. He manages all technical aspects within the company. His focus is to ensure a seamless experience for investors. He makes real-time adjustments to the coding so technical issues can be addressed and resolved. Colby has studied Computer Science and Web Coding and Designing at Brigham Young University of Idaho and in Phoenix, AZ.

Amanda Schwicht

Prior to Neighborhood Ventures, Amanda managed a variety of businesses. Her focus was on creating strategies to drive revenue and overall profitability. She handled multiple underperforming locations, tasked with creating sustainability and success in each store. She did so by creating training programs based on each person’s performance and supporting them as they worked with their clients.

At Neighborhood Ventures, she manages media production, output, and marketing analysis. She researches the current/upcoming trends in the market and adjusts the content/marketing to address the key interests of our current/potential investors.

Ownership of Related Entities

Mr. Manwaring and Mr. Kobierowski own 96% of Neighborhood Ventures, Inc., a Delaware corporation, which in turn is the parent entity of Neighborhood Management LLC, the Manager.

Family Relationships

Heidi Butler is the niece in law to Co-Founder, Jamison Manwaring, via Colby Butler, her spouse.

Colby Butler is the nephew of Co-Founder, Jamison Manwaring.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been engaged in any criminal, bankruptcy, or any similar legal proceedings.

Neither the Company itself, nor any of the Manager, or any of their respective employees, officers, directors, managers, or members is, to the knowledge of the Company currently engaged in any material legal proceedings.

Neither the Company itself, nor any of the Manager, or any of their respective employees, officers, directors, managers, or members is, to the knowledge of the Company, currently the subject of any investigation or proceedings by any governmental authorities.

COMPENSATION OF MANAGEMENT

Overview

The people who run the Company make money from the Company in (only) three ways:

•They receive fees

•They invest alongside Investors and receive the same distributions as Investors

•They receive the Promoted Interest

All three forms of compensation are discussed below.

The Company itself does not have any employees or payroll. For example, Mr. Manwaring does not receive any salary, bonuses, or other compensation directly from the Company. Instead, all his compensation is paid from the fees paid to the Manager and from the Promoted Interest.

Fees

Type of Fee	Description and Amount
Reimbursement	The Manager will be entitled to reimbursement of all expenses paid in connection with the formation of the Company and this Offering.
Asset Management

The Manager will charge the Company an annual asset management fee equal to 2% of the aggregate capital accounts of Investors, paid monthly.

Estimate: The amount of the asset management fee will depend on how much capital is raised in the Offering. If the Company raised and deployed $10,000,000 in the Offering, the Manager would receive $200,000 per year. If the Company raised $50,000,000 in the Offering, the Manager would receive $1,000,000 per year. If the Company raised $75,000,000 in the Offering, the Manager would receive $1,500,000 per year. However, we cannot make a reasonable estimate at this time.

Acquisition of Property

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

Estimate: The amount of the acquisition fee will depend on the purchase price of assets by the Company. We cannot make a reasonable estimate today.

Disposition of Property

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive a disposition fee equal to 0.5% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Manager might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 0.5% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 0.5% of the Company’s share of the total sale price.

Estimate: The amount of the disposition fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Manager negotiates with joint venture partners. We cannot make a reasonable estimate today.

Co-Investment

The Manager (and possibly the Manager’s other affiliates) might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors.

Promoted Interest

As described in “SECURITIES BEING OFFERED – DISTRIBUTIONS,” the Manager is entitled to receive 20% of all distributions after Investors have received a 6% annual, non-compounded return on their invested capital and, in the case of distributions from capital transactions, a return of their capital.

How much money the Manager ultimately receives as a Promoted Interest therefore depends on a number of factors, including:

●How much capital is raised in the Offering;

●The investment returns the Company is able to achieve;

●When those returns are achieved (the Company might not achieve the same return every year);

●When the Company distributes money to Investors; and

●The amount of expenses the Company incurs.

Report to Investors

No less than once per year, the Company will provide Investors with a detailed statement showing:

•The fees paid to the Manager and its affiliates; and

•Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Stages of Development

The stages of the Company’s organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage	Compensation
Organization	●Organization & Offering Expense Reimbursement ●Asset Management Fee
Acquisition	●Organization & Offering Expense Reimbursement ●Asset Management Fee ●Acquisition Fee
Operation	●Asset Management Fee ●Promoted Interest ●Disposition Fee ●Returns from Co-Investment
Liquidation	●Returns from Co-Investment ●Promoted Interest ●Disposition Fee

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of December 31, 2024, the Company’s outstanding equity consisted of 1,000,000 shares of Common Shares and 27,806 shares of Class A Investor Shares.

Neighborhood Ventures, Inc., the Manager of the Company, owns all 1,000,000 Common Shares issued and outstanding. Mr. Manwaring and Mr. Kobierowski own 96% of Neighborhood Ventures, Inc.

NOTE: Holders of the Company’s Common Shares and holders of the Company’s Class A Investor Shares do not have the right to vote. Under the LLC Agreement, management of the Company is vested in the Manager.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties:

•The Company expects to pay ABI Multifamily a 3-5% commission on the gross sales price of each real estate transaction. John Kobierowski is the co-founder and Senior Managing Partner of ABI Multifamily.

•The Company expects to pay Effortless VR LLC a 20-30% commission on any short-term rental income. The owner of Manager, Neighborhood Ventures, Inc., is a significant shareholder of Effortless VR LLC.

•In general, property management is expected to be handled by an unrelated third party which is paid 5-15% of rents collected. However, on November 29, 2023, Venture on Williams entered into a property management agreement with Venture Residences LLC, a related party, and replaced Sundial Real Estate (a third-party PM servicer). At some point the Manager may bring all such services in-house to optimize operations and improve customer service.

•The Company has transferred all of its Type A Projects to the Partnership in return for the Partnership’s Class B Shares. The Partnership’s Class C Shares are all owned by the Manager.

•A Management Services Agreement with the Manager, attached as Exhibit 1A-6B.

In addition, the Partnership acquired Venture at Mountain View LLC from its former investors (some of whom were related to the Company) in 2024, issuing to those investors its own Class A Shares.

If the Company enters into transactions with related parties in the future, we will file a Supplement to the Offering Circular. Any compensation paid by the Company to a related party shall be (i) fair to the Company, and (ii) consistent with the transaction that would be paid to an unrelated party.

By “related party” we mean:

•Any Director, executive officer, or significant employee of the Company or the Manager;

•Any person who has been nominated as a Director;

•Any person who owns more than 10% of the voting power of the Company; and

•An immediate family member of any of the foregoing.

NV REIT, LLC

Consolidated Financial Statements and Independent Auditor’s Report

Years Ended December 31, 2024 and 2023

NV REIT, LLC

Financial Statements

Years Ended December 31, 2024 and 2023

CONTENTS

Page #

Independent Auditor’s ReportF-1

Financial Statements

   Consolidated Balance SheetsF-3

   Consolidated Statements of OperationsF-4

   Consolidated Statements of Changes in Members’ EquityF-5

   Consolidated Statements of Cash FlowsF-6

   Notes to the Consolidated Financial StatementsF-7

Opinion

We have audited the consolidated financial statements of NV REIT, LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Khalsa McBrearty Accountancy, LLP

Phoenix, Arizona

June 10, 2025

KHALSA, MCBREARTY ACCOUNTANCY, LLP

3200 N Central Ave, Ste 2400, Phoenix, AZ 85012

Tel (602) 407-2800

NV REIT, LLC

Consolidated Balance Sheets

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$266,538	$36,586
Accounts receivable	5,914	13,303
Due from related party	8,750	-
Prepaid expenses	1,452	3,170
Deferred offering costs	65,026	61,487
Total current assets	347,680	114,546
Investments	793,775	546,400
Real estate assets, net	6,411,436	6,589,995
Deposits	7,160	28,040
Total assets	$7,560,051	$7,278,982

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$25,580	$35,237
Due to related party	45,904	288,495
Unearned income	39,238	32,502
Loans, current portion	109,548	103,344
Total current liabilities	220,270	459,578
Loans, net of current portion	4,807,347	4,904,864
Total liabilities	5,027,617	5,364,442

Members' equity:
Common shares
Investor shares, 42,176 and 27,782 shares outstanding
as of December 31, 2024 and 2023, respectively	4,217,794	2,778,425
Accumulated deficit	(2,262,164)	(1,667,731)
Non-controlling interests	576,804	803,845
Total members' equity	2,532,434	1,914,540
Total liabilities and members' equity	$7,560,051	$7,278,982

NV REIT, LLC

Consolidated Statements of Operations

	Year Ended
	December 31,
	2024	2023

Revenue
Rental income	$683,320	$644,493
Total revenue	683,320	644,493

Operating expenses:
Sales and marketing	18,630	25,159
General and administrative expenses	149,399	82,441
Insurance Expense	24,079	29,898
Management fee	80,989	41,938
Professional fees	72,125	17,167
Repairs and maintenance	121,364	154,418
Property management fees	51,782	49,700
Utilities	69,943	39,584
Property taxes	16,034	16,927
Acquisition fees	117,100	100,000
Depreciation Expense	178,559	178,559
Total operating expenses	900,004	735,791
Income (loss) from operations	(216,684)	(91,298)

Other income (expense):
Interest expense	(206,057)	(211,548)
Investment income	131,691	23,469
Gain on consolidation	-	287,926
Other income	4,706	21,290
Total other income (expense)	(69,660)	121,137
Net Income (loss)	$(286,344)	$29,839

Weighted average shares	33,602	19,837
Net loss per share	(8.52)	1.50

NV REIT, LLC

Consolidated Statements of Changes in Members’ Equity

							Non-	Total
	Common Shares		Investor Shares		Additional	Accumulated	Controlling	Members'
	Share	Amount	Shares	Amount	Paid-in Capital	Deficit	Interests	Equity
Balances at December 31, 2022	-	-	-	-	-	$(56,103)	$688,822	$632,719
Issuance of investor shares for proceeds	-	-	27,782	$2,778,425	-	-	-	2,778,425
Contributions		-	-	-	-	-	857,435	857,435
Distributions	-	-	-	-	-	(1,663,630)	(720,248)	(2,383,878)
Net gain (loss)	-	-	-	-	-	52,002	(22,163)	29,839
Balances at December 31, 2023	-	$-	27,782	$2,778,425	-	$(1,667,731)	$803,846	$1,914,540
Issuance of investor shares for proceeds	-	-	14,898	1,489,875	-	-	-	1,489,875
Redemption	-	-	(476)	(47,588)	-	-	-	(47,588)
Cancellation	-	-	(28)	(2,918)	-	-	-	(2,918)
Distributions	-	-	-	-	-	(404,404)	(130,727)	(535,131)
Net loss	-	-	-	-	-	(190,029)	(96,315)	(286,344)
Balances at December 31, 2024	-	-	42,176	$4,217,794	-	$(2,262,164)	$576,804	$2,532,434

NV REIT, LLC

Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2024	2023
Cash flows from operating activities:
Net Income (loss)	$(286,344)	$29,839
Adjustments to reconcile net loss
to net provided by (used in) operating activities:
Gain on consolidation	-	(287,926)
Depreciation	178,559	178,559
Amortization of debt discount	6,726	6,746
Management fees to related party	80,989	41,937
Change in operating assets and liabilities:
Accounts receivable	7,389	52,576
Prepaid expenses and other assets	1,718	(483)
Accounts payable and accrued expenses	(9,657)	20,274
Deposits	20,881	(19,255)
Unearned income	6,736	(14,737)
Net cash provided by (used in) operating activities	$6,997	$7,530

Cash flows from investing activities:
Purchase of investments	(247,375)	(328,588)
Renovation costs of real estate investments	-	(127,508)
Net cash used in investing activities	(247,375)	(456,096)

Cash flows from financing activities:
Advances from related party	(332,330)	207,957
Net advances (to) from related parties	-	-
Repayments of loans	(98,040)	(179,934)
Issuance of shares for proceeds	1,486,957	2,778,425
Redemption of shares	(47,588)	-
Deferred offering costs	(3,538)	(9,116)
Distributions	(535,131)	(2,383,878)
Net cash provided by (used in) financing activities	470,330	413,454

Net change in cash and cash equivalents	229,952	(35,112)
Cash and cash equivalents at beginning of year	36,586	71,698
Cash and cash equivalents at end of year	266,538	36,586

Supplemental information for cash flow activities:
Cash paid for interest	$206,057	$211,548
Cash paid for taxes	$-	$-

Supplemental disclosure of non-cash financing activities
Refinance of loan	$-	$-
Deferred offering costs included in accounts payable	$-	$-
Deferred offering costs incurred by
related party on behalf of the Company	$-	$-
Membership interests contributed by
wholly-owned subsidiary for investor shares	$-	$-

NV REIT, LLC

Notes to Consolidated Financial Statements

1. Nature of Operations

NV REIT, LLC (the “Company”) is a Delaware limited liability company formed on September 7, 2022 to invest in real estate projects using crowdfunding to expand the audience to potential non-accredited investors. The projects are mostly in and around primary cities and focus on investing in multifamily real estate.

On February 28, 2023, the Company acquired 100% of the membership interests of Venture on Williams, LLC (“Williams”), a Delaware limited liability company, for $2,234,648. Williams was formed to invest in a real estate property located at 407 N. Williams in Mesa, Arizona. Williams was formed by the Company’s management and had common management and control at the time of the acquisition. As such, the Company accounted for the purchase as a commonly controlled transaction, and the consolidated financial statements have been prepared using retrospective consolidation of the entities.

In January 2024, the Company established NV REIT Partnership LLC (“UPREIT”) for the purpose of holding its investments in stabilized multifamily real estate.

On July 1, 2024, pursuant to a Contribution Agreement entered into between the Company and UPREIT, the Company transferred 100% of its membership interest in Williams to UPREIT in exchange for Class A units in the operating partnership. As this transaction occurred between entities under common control within the Company’s UPREIT structure, the deconsolidation of Williams was accounted for retrospectively. The resulting gain on deconsolidation of Williams was recognized in the fiscal year ended December 31, 2023, consistent with the Company’s accounting policy for common control transactions. Following the contribution, Williams is no longer directly owned by the Company.

On July 15, 2024, UPREIT purchased a controlling interest in Venture at Mountain View, LLC (“MV”). As this transaction occurred between entities under common control within the Company’s UPREIT structure, the consolidation of MV is accounted for retrospectively.

As a consequence of the above two transactions, the Company holds an indirect interest of approximately 62% through its ownership in UPREIT. The remaining approximate 38% is held by third-party limited partners, and accordingly, the Company has recognized a non-controlling interest (“NCI”) in the consolidated financial statements.

2. Summary of Significant Accounting Policies

i. Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The accompanying consolidated financial statements include the accounts of NV REIT LLC (the “Company”), its majority-owned subsidiaries, and entities in which the Company has a controlling financial interest. As of December 31, 2024, the Company owned 61.37% of the outstanding units of the UPREIT structure through which it indirectly holds controlling interests in Williams and Mountain View (“MV”). Accordingly, their financial results have been consolidated in the Company's financial statements for all periods presented.

NV REIT, LLC

Notes to Consolidated Financial Statements

In accordance with ASC 805-50-15-6, the Company determined that the acquisition of Williams and Mountain View by the UPREIT was a reorganization of entities under common control. Therefore, in accordance with ASC 250-10-45-21 and ASC 805-50, the financial statements require retrospective consolidation of the entities for all periods presented. As per ASC 810-10-45-10, all intercompany transactions and balances from intercompany transactions are eliminated in consolidation.

ii. Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

iii. Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

iv. Accounts Receivable

Accounts receivable are derived from rental income services and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

v. Concentrations of Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company does not have cash accounts whose balances are in excess of the FDIC insurance limit of $250,000.

Currently the Company has invested in two multi-family projects located in the same metropolitan area of Phoenix, Arizona.

vi. Fair Value Measurements

The Company utilizes the fair value hierarchy to apply fair value measurements. The fair value of a financial instrument is the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based on quoted market prices; however, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. U.S. GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NV REIT, LLC

Notes to Consolidated Financial Statements

Financial Accounting Standards Board (FASB) ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Inputs to valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•Quoted prices for identical or similar assets or liabilities in active markets.

•Quoted prices for identical or similar assets or liabilities in inactive markets.

•Inputs other than quoted prices that are observable for the asset or liability.

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology and model are unobservable and significant to the fair value measurements.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Except as discussed below, the carrying amounts reported in the financial statements approximate their fair value.

vii. Investment in Venture on 17th

On August 24, 2023, the Company invested in Venture on 17th LLC, originally receiving a member interest in an Arizona limited liability company (the “Project Entity”), but consequently recategorizing its investment in the Project Entity to a debt instrument. As of December 31, 2024 and 2023, the outstanding balance to the Project Entity was $704,400 and $546,400 respectively. The loan matures on the earlier of December 26, 2026, or upon the sale or dissolution of the real estate project owned by the Project Entity. The loan bears interest at 15% per year. Interest is payable monthly, with all principal and accrued interest due at maturity.

The investment in the Project Entity was accounted for as Level 3 instrument. As of December 31, 2024 and 2023, the Company determined that cost approximated fair value of the investment, and as such, included $704,400 and $546,400, respectively, on the consolidated balance sheet. As such, there was no change in fair value recorded.

The Company evaluated the fair value at December 31, 2024 and 2023, and determined no impairment was necessary.

During the year ended December 31, 2024 and 2023, the Company recognized $88,254 and $23,469, respectively, in investment income pertaining to the Project Entity.

NV REIT, LLC

Notes to Consolidated Financial Statements

viii. Investment in Venture on 36th

During the year ended December 31, 2024, the Company entered into a series of unsecured promissory note agreements with Venture on 36th St LLC, an Arizona limited liability company (the “Project Entity”), totaling $90,000 as of December 31, 2024. The notes were executed on August 20, 2024, September 5, 2024, and December 5, 2024, in the principal amounts of $50,000, $25,000, and $15,000, respectively.

The notes bear simple interest at rates ranging from 5% to a maximum of 15% per annum, with interest subject to quarterly adjustment. Interest is payable monthly, with principal and any accrued but unpaid interest due upon maturity. The notes are unsecured and are not convertible into equity. Repayment is required in lawful U.S. currency and payments are first applied to accrued interest, then principal.

The Company classified this investment as a Level 3 financial instrument under the fair value hierarchy due to the absence of observable market inputs. As of both December 31, 2024 and the respective investment dates, the Company determined that cost approximated fair value, and no change in fair value or impairment was recognized.

The Company recognized $3,092 in interest income from this investment during the year ended December 31, 2024, which is included in investment income on the consolidated statements of operations.

ix. Real Estate Assets, net

The Company categorizes real estate assets as either held-for-investment or held-for-sale.

Real estate assets held-for-investment are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. The Company evaluates the recoverability of the carrying value of its real estate assets held-for-investment using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held-for-investment include a) significant declines in property operating profits or recurring annual operating losses; and b) other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held-for-investment is not considered impaired if the undiscounted estimated future cash flows of the asset are greater than its carrying value.

The Company’s real estate held-for-investment includes the cost of the purchased property, including the building and related land, allocated capitalized title fees and relevant acquisition expenses, and improvements. The Company allocates the land value of each acquired property using a third-party valuation. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 29.5 years.

The Company has the policy to classify real estate assets as held-for-sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held-for-sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held-for-sale, no further depreciation expense is recorded.

Real estate assets held-for-sale are separately stated on the consolidated balance sheet. As of December 31, 2024 the Company had no real estate assets held-for-sale.

NV REIT, LLC

Notes to Consolidated Financial Statements

x. Cost Capitalization

A variety of costs are incurred to bring a property to its useful state; such as costs of acquisition, development, construction, interest carrying charges, real estate taxes, salaries and administrative costs. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease, involves a degree of judgment. The Company’s capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” Capitalization of costs cease when the project is deemed “put to use”.

xi. Prepaid Expenses and Security Deposits

The Company paid certain expenses in advance for various operating expenses. These charges are expensed over the term of the contract based on the period the purchased services are rendered. The average length of each contract is one year or less.

xii. Organizational Costs

In accordance with FASB Accounting Standards Codification (ASC) 720-15, the Company expenses organizational costs when incurred.

xiii. Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, costs directly attributable to that offering are capitalized as deferred offering costs, then charged to additional paid-in capital upon the completion of an offering, or to expense if the offering is not completed. As of December 31, 2024 and 2023, the Company had capitalized deferred offering costs of $65,026 and $61,487, respectively.

xiv. Non-controlling interests

Non-controlling interests represent that portion of the UPREIT and its consolidated subsidiaries that are not owned by the Company. These interests are recognized in equity in the consolidated balance sheets, separately from members’ capital, and in net income attributable to non-controlling interests in the consolidated statements of operations. As of December 31, 2024, the non-controlling interest represents 38.63% ownership in the UPREIT.

xv. Revenue Recognition

The Company has adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The core principle of Topic 606 is that revenue shall be recognized when goods and services promised under a contract are transferred to the customer and for which the Company is reasonably entitled to compensation. Topic 606 provides for a comprehensive five-step approach for recognizing revenue: 1) Identify the contract with a customer; 2) identify the performance obligations in the contract; 3)determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes rental income evenly on a monthly basis when earned. During the years ended December 31, 2024 and 2023, the Company recognized rental income of $683,320 and $644,493, respectively.

NV REIT, LLC

Notes to Consolidated Financial Statements

xvi. Unearned Income

The Company receives security deposits and prepaid rent from rental tenants at the start of each lease. The Company records the deposits as unearned income that will be recognized as revenue, or returned to the tenant, at the end of the lease-term.

xvii. Acquisition Fees

Acquisition fees, on potential real estate acquisitions, are expensed as incurred. For the years ended December 31, 2024 and 2023, the Company had acquisition fees of $117,100 and $100,000 respectively.

xviii. Income Taxes

The Company has elected to be taxed as a Real Estate Investment Trust under IRC Section 856. Its subsidiaries are limited liability companies whose taxable income or loss flows through to the Company. Pursuant to IRC Section 857, the Company is able to deduct dividends paid to shareholders against taxable REIT income. Since there is currently a loss, no provision for income tax has been recorded in the statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management has concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may, in the future, become subject to federal, state and local income taxation though it has not been since its inception. Also, the Company is not presently subject to any income tax audit in any taxing jurisdiction.

xix. Earnings/(Loss) per Membership Interest

Upon completion of an offering, the Company complies with the accounting and disclosure requirements of ASC Topic 260, “Earnings per Share.” Earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) by the weighted average number of outstanding membership interests during the period.

NV REIT, LLC

Notes to Consolidated Financial Statements

3. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,262,164 as of December 31, 2024 and incurred net losses of $286,344 for the year ended December 31, 2024 and derived net income of $29,839 for the year ended December 31, 2023. As of December 31, 2024, the Company has $266,538 in cash and a working capital surplus of $127,410, an improvement over a working capital deficit of $345,032 as of December 31, 2023. These factors, among others, raise slight doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. Real Estate Assets, Net

The following is a summary of real estate assets, net:

	December 31,
	2024	2023
Building	$4,192,557	$4,192,557
Land	1,819,000	1,819,000
Improvements	1,074,916	1,074,916
Total cost	7,086,473	7,086,473
Accumulated depreciation	(675,037)	(496,478)
Real estate assets, net	$6,411,436	$6,589,995

Depreciation expense for the years ended December 31, 2024 and 2023 was $178,559 and $178,559 respectively.

5. Loans, Net of Unamortized Debt Discount

Williams loan

In May 2022, Williams refinanced its original acquisition loan of $2.8 million for a new loan of $2,850,000 at better terms; an initial interest rate of 3.81% to adjust after five years; a maturity date of May 15, 2032; and monthly payments beginning at $13,406 with annual adjustments This loan is secured by the real estate property of Venture on Williams.

Mountain View loan

On February 28, 2022, Venture at Mountain View LLC (“Mountain View”) obtained a loan from Washington Federal Bank in the principal amount of $2,450,000 for the refinancing of a property located at 9633 North 17th Avenue, Phoenix, Arizona. The loan is secured by the real estate property of Venture at Mountain View and matures on March 15, 2032.

NV REIT, LLC

Notes to Consolidated Financial Statements

The loan requires monthly principal and interest payments of $11,130.75 for the first 60 months, with interest accruing at a fixed rate of 3.53% per annum. Beginning in year six, the loan transitions to a variable interest rate structure based on the “365 Days Intermediate Term Fixed Rate Bullet” published by the Federal Home Loan Bank of Des Moines, plus a margin of 2.5%, rounded to the nearest 0.125%. The rate is subject to annual adjustments. A final balloon payment is due on maturity.

The loan includes a prepayment penalty of 1% if repaid within the first five years, and contains standard financial and operational covenants, including a required debt service coverage ratio in excess of 1.15x and ongoing reporting obligations. The borrower is currently in compliance with all covenants as of the reporting date.

The following is a summary of loans net of unamortized debt discount:

	December 31,
	2024	2023
Principal outstanding	$5,036,374	$5,139,718
Less: unamortized debt discount	(119,479)	(131,509)
	$4,916,895	$5,008,209

During the years ended December 31, 2024 and 2023, the Company incurred $191,097 and $196,568, respectively, in interest expense pertaining to the above loans.

During the years ended December 31, 2024 and 2023, the Company amortized $14,960 and $14,980, of debt discount, to interest expense. As of December 31, 2024, there was $119,479 in debt discount remaining.

The following is a summary of Williams loan future annual minimum payments per the loan as of December 31, 2024:

YE Dec 31,	Begin Bal	Princ Pmt	End Bal
2025	2,714,972	57,081	2,657,891
2026	2,657,891	59,326	2,598,565
2027	2,598,565	61,658	2,536,907
2028	2,536,907	63,808	2,473,099
2029	2,473,099	66,592	2,406,508
Thereafter	2,406,508	2,406,508	-

The following is a summary of Mountain View loan future annual minimum payments per the loan as of December 31, 2024:

YE Dec 31,	Begin Bal	Princ Pmt	End Bal
2025	2,321,402	52,467	2,268,935
2026	2,268,935	54,349	2,214,586
2027	2,214,586	56,299	2,158,287
2028	2,158,287	58,319	2,099,968
2029	2,099,968	60,411	2,039,556
Thereafter	1,976,978	2,039,556	-

NV REIT, LLC

Notes to Consolidated Financial Statements

6. Members’ Equity

The Company is managed by Neighborhood Ventures Inc., a Delaware corporation and managing member of the Company (“Neighborhood Venture” or the “Manager”). The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business.

The limited liability company interests of the Company are denominated by 20,000,000 shares, consisting of 1,000,000 common shares and 19,000,000 investor shares. Of the investor shares, 750,000 have been designated as Class A investor shares. Class A investor shares do not have voting rights. The Manager owns all of the common shares. The Manager has not contributed any capital to the Company. Each investor member will contribute to the capital of the Company the amount specified in their respective investment agreement.

During the year ended December 31, 2024, the Company issued 14,870 Class A investor shares for net proceeds of $1,486,957 and redeemed 476 Class A investor share for $47,588.

Distributions of ordinary operating cash flow will be in the following order of priority:

●First, investors will receive all the operating cash flow until they have received a 6% cumulative, non-compounded annual return on their invested capital (“Preferred Return”)

●Second, any remaining operating cash flow will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

Distributions of the net proceeds from capital transactions will be made in the following order or priority:

●First, investors will receive all the net proceeds until they have received their entire Preferred Return.

●Second, investors will receive any remaining net proceeds to return an allocable portion of the capital they invested.

●Third, any remaining net proceeds will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

During the year ended December 31, 2024 and 2023, the Company made preferred distributions totaling $164,244 and $87,900, respectively.

The Manager has the authority to divide the investor shares into one or more classes by adopting one or more authorizing resolutions. The Manager may establish, with respect to each class of investor shares, its voting powers, conversion rights or obligations, redemption rights or obligations, preferences as to distributions, and other matters. The Manager may, at any time, cause the Company to purchase all of any portion of the investor shares owned by a member the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as “plan assets .” Furthermore, the Manager may, at any time, cause the Company to purchase all or any portion of the investor shares owned by a member if the Manager determines that such purchase would be beneficial in allowing the Company to retain its status as a REIT. The Manager may cause the Company to purchase investor shares for other bona fide business reasons.

NV REIT, LLC

Notes to Consolidated Financial Statements

Unless otherwise agreed in writing between the selling investor and the buyer, the price of Class A investor share purchased and sold shall be the amount the investor would have received with respect to such Class A investor share had the net asset value been distributed in compete liquidation of the Company, less the following discount:

The Discount Shall be:
Redemption Availability for Years Following Investment:
No redemptions can be made in the first year.	-
More than one year but not more than two years.	3%
More than two years but not more than three years.	2%
More than three years.	1%

The Manager may, in its sole discretion, make and pay distributions to members, subject to the terms of any authorizing resolutions on preferred shares. There is no guaranty that the Company will be able to make any distributions, even to return capital to investors. In determining the amount and timing of distributions, the Manager may take into account the following items of income and expense, including net rental income from properties owned by the Company, net proceeds from the sale or refinancing of property, debt service on indebtedness of the Company, capital expenditures of the Company, fees paid to the Manager and its affiliates, fees paid to third parties and all of the operating expenses of the Company.

The Manager may, but shall not be required to, lend money to the Company in the Manager’s sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

7. Related Party Transactions

The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Company and the Manager intend to enter into a management services agreement setting forth some of the duties and responsibilities of the Manager. However, that agreement shall not limit the powers of the Manager.

The Company may retain the Manager whereby the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager will be entitled to an annual asset management fee equal to 2% of the aggregate capital accounts of the members.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive a disposition fee equal to 0.5% of the total sale price of each property.

NV REIT, LLC

Notes to Consolidated Financial Statements

The Manager is entitled to receive 20% of all distributions after investors have received a 6% annual, non-compounded return on their invested capital and, in the case of distributions from capital transactions, a return of their capital.

Costs and expenses incurred by the Manager on behalf of the Company or its subsidiaries shall be reimbursed in cash monthly to the Manager within five business days of receipt by the Company from the Manager of a statement of such costs and expenses. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company.

The Company also expects the following transactions with related parties:

•The Company expects to pay ABI Multifamily a 3-5% commission on the gross sales price of each real estate transaction. John Kobierowski, a related party to the Company, is the co-founder and Senior Managing Partner of ABI Multifamily.

•The Company expects to pay Effortless VR LLC a 20-30% commission on any short-term rental income. The Manager is a significant shareholder of Effortless VR LLC.

•On November 29, 2023, Venture on Williams entered into a property management agreement with Venture Residences LLC, a related party, and replaced Sundial Real Estate (a third-party PM servicer)

During the year ended December 31, 2024 and 2023, the Company incurred asset management fees totaling $80,589 and $41,937, which were paid to a related party.

During the year ended December 31, 2024 and 2023, the Company incurred acquisition and/or disposition fees totaling $117,100 and $100,000, respectively and property management fees of $51,782 and $4,157, respectively, which were paid to a related party.

As of December 31, 2024 and 2023, amounts owed to Neighborhood Ventures, LLC $7,300 and $252,524, respectively. and Neighborhood Ventures, Inc. $38,775 and $55,526, respectively. The nature of these amounts include management fees, expenses paid on the Company’s behalf and advances from related parties. The amounts are unsecured, due on demand, and non-interest bearing.

Refer to Note 2 for the discussion of the Project Entities.

8. Recent Accounting Standards Updates

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

NV REIT, LLC

Notes to Consolidated Financial Statements

Adopted Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14,Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the ASU upon inception, and it did not have any effect on the consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard establishes an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and will adopt new accounting pronouncements as they are issued and are applicable under the circumstances.

NV REIT, LLC

Notes to Consolidated Financial Statements

9. Commitments and Contingencies

The Company and each Series may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10. Subsequent Events

FASB ASC 855 is effective for periods ending after June 15, 2009 and establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. As of June 10, 2025, management has the following subsequent events to report:

On January 31, 2025 the UPREIT acquired member interests in a 17-unit property in Flagstaff Arizona, Venture on Elden LLC (“Elden”), by exchanging 23,935 Class A UPREIT shares (valued at $100 per share) for members’ interests in Elden. NV REIT LLC acquired 896 of the exchanged shares from Elden inventors who chose not to participate in the UPREIT.

Since December 31,2024, NV REIT LLC has raised $491,900 for 4,919 NV REIT LLC Class A Investor Shares and redeemed $65,600 for 656 NV REIT LLC Class A Investors shares as of June 10, 2025.

Since December 31,2024, the UPREIT redeemed $112,000 for 1,120 UPREIT Class A shares as of June 10, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 18, 2025.

NV REIT LLC

By/s/ Jamison Manwaring

Jamison Manwaring, CEO

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jamison Manwaring

Jamison Manwaring

Co-Founder and Chief Executive Officer of Neighborhood Ventures, Inc

June 18, 2025

/s/ John Kobierowski

John Kobierowski

President of Real Estate and Co-Founder of Neighborhood Ventures, Inc

June 18, 2025